Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2018

NEWS RELEASE

Financial Highlights

	3Q 2018 GAAP	3Q 2018 Non-GAAP
• Net sales	$138.6 million (+0% Q/Q, +9% Y/Y)	$138.6 million (+0% Q/Q, +9% Y/Y)
• Gross margin	50.9%	51.0%
• Operating margin	23.3%	27.1%
• Earnings per diluted ADS	$0.81	$0.95

Business Highlights

•	Embedded Storage[1] sales were stable and accounted for approximately 85% of total sales

•	Client SSD controller sales increased about 35% Q/Q

•	eMMC+UFS controller sales decreased over 5% Q/Q

•	SSD solutions sales decreased about 40% Q/Q

•	Began shipping our SSD controllers to two US NAND flash makers for world’s first two QLC-based PCIe NVMe client SSDs

TAIPEI, Taiwan and MILPITAS, Calif., October 31, 2018 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2018. For the third quarter, net sales increased sequentially to $138.6 million from $138.1 million in the second quarter 2018. Net income (GAAP) decreased to $29.2 million or $0.81 per diluted ADS (GAAP) from a net income (GAAP) of $30.7 million or $0.85 per diluted ADS (GAAP) in the second quarter 2018.

For the third quarter, net income (non-GAAP) increased to $34.5 million or $0.95 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $33.2 million or $0.92 per diluted ADS (non-GAAP) in the second quarter 2018.

[1]	Embedded Storage comprises primarily eMMC+UFS and SSD controllers and data center and industrial SSD solutions.

Third Quarter 2018 Review

“Our third quarter client SSD controller sales grew strongly as declining NAND pricing reduced the cost of SSD, which accelerated SSD adoption in PCs,” said Wallace Kou, President and CEO of Silicon Motion. “In the quarter, two US NAND flash makers began shipping the world’s first client SSDs with their 4-bits per cell QLC 3D NAND using our controllers. We believe these lower cost, high performance PCIe NVMe SSDs will help drive further displacement of HDDs in PCs and other client devices. Separately and as expected, our SSD solutions declined in the third quarter due to timing of a technology transition at our major hyperscale customer. Our eMMC+UFS controller sales were soft primarily due to smartphone market weakness.”

Sales

(in millions, except percentages)	3Q 2018		2Q 2018		3Q 2017
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$129.8	94%	$129.4	94%	$117.3	92%
Q/Q	+ 0%		+7%		-4%
Y/Y	+11%		+6%		-20%
Mobile Communications**	$7.0	5%	$7.5	5%	$8.7	7%
Others	$1.7	1%	$1.1	1%	$1.3	1%
Total revenue	$138.6	100%	$138.1	100%	$127.2	100%
Q/Q	+0%		+6%		-4%
Y/Y	+9%		+4%		-20%

*

Mobile Storage products include Embedded Storage products (eMMC+UFS and SSD controllers and data center and industrial SSD solutions) and Expandable Storage products (SD memory cards and USB flash drive controllers)

**	Mobile Communications products include mobile TV SoCs

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2018	2Q 2018	3Q 2017	3Q 2018	2Q 2018	3Q 2017
Revenue	$138.6	$138.1	$127.2	$138.6	$138.1	$127.2
Gross profit	$70.6	$65.6	$58.5	$70.7	$65.6	$58.5
Percent of revenue	50.9%	47.5%	46.0%	51.0%	47.5%	46.0%
Operating expenses	$38.3	$31.6	$36.9	$33.1	$30.2	$33.1
Operating income	$32.2	$34.0	$21.6	$37.5	$35.4	$25.4
Percent of revenue	23.3%	24.6%	17.0%	27.1%	25.7%	20.0%
Earnings per diluted ADS	$0.81	$0.85	$0.49	$0.95	$0.92	$0.57

Other Financial Information

(in millions)	3Q 2018	2Q 2018	3Q 2017
Cash and cash equivalents, and short-term investments	$308.2	$364.2	$332.8
Bank loans	$3.9	$12.0	—
Capital expenditures	$62.9	$3.2	$3.0
Dividend payments	$10.8	$10.8	$7.1
Loan repayments	$8.1	$8.7	$25.0

During the third quarter, we had $62.9 million of capital expenditures, with $58.9 million spent on the purchase of land for our office building in Hsinchu, Taiwan and $4.0 million for the routine purchase of software, design tools and other items.

Our third quarter cash flows were as follows:

3 months ended September 30, 2018

(In $ millions)
Net income (GAAP)	29.2
Depreciation & amortization	3.8
Changes in operating assets and liabilities	(7.9)
Others	4.4

Net cash provided by operating activities	29.5

Acquisition of property and equipment	(62.9)

Net cash used in investing activities	(62.9)

Dividend	(10.8)
Loans	(8.1)

Net cash used in financing activities	(18.9)

Effects of changes in foreign currency exchange rates on cash	(0.5)

Net decrease in cash, cash equivalents and restricted cash	(52.8)

Returning Value to Shareholders

On October 24, 2017, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. On August 22, 2018, we paid $10.8 million to shareholders as the fourth installment of our annual dividend. On October 26, 2018, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. The first installment of our new annual dividend will be paid on November 23, 2018.

Business Outlook

“Our client SSD controller sales momentum continues to improve as the cost of NAND has been falling and SSDs are becoming increasingly affordable,” said Wallace Kou, President and CEO of Silicon Motion. “Full-year sales of our client SSD controllers are now tracking towards a 35% growth rate. We believe this positive trend will extend further next year. However, both our SSD solutions and eMMC+UFS controller sales are tracking below prior expectation due to product transition timing and weaker end-market demand. Nevertheless, in spite of weaker than expected sales for the full year, we anticipate that our full-year margins will be better than expected because of stronger SSD controller sales and believe our earnings growth remains strong.”

For the fourth quarter of 2018, management expects:

	GAAP	Non-GAAP Adjustment			Non-GAAP
Revenue	$120.5m to $127.5m -13% to -8% Q/Q		—		$120.5m to $127.5m -13% to -8% Q/Q
Gross margin	49.8% to 51.8%	Approximately $	0.2m	*	50.0% to 52.0%
Operating margin	13.6% to 17.0%	Approximately $	12.7m to $13.7m	**	25.0% to 27.0%

*	Projected gross margin (non-GAAP) excludes $0.2 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $0.7 million of amortization of intangible assets and $12 million to $13 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 31, 2018.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 080 909 1568

Participant Passcode: 2481599

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 2481599

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gain and loss on equity-method investment consists of gain and/or loss related to our investment in a privately-held company, which varies depending on the operational and financial performance of the company in which we invested. We believe that providing non-GAAP measures excluding these charges, as well as the GAAP measures, assists our investors because such charges are not reflective of our ongoing operations.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2017 ($)	Jun. 30, 2018 ($)	Sep. 30, 2018 ($)
Net Sales	127,216	138,055	138,562
Cost of sales	68,746	72,474	67,988

Gross profit	58,470	65,581	70,574
Operating expenses
Research & development	25,293	20,014	25,506
Sales & marketing	7,157	7,144	7,735
General & administrative	3,917	3,718	4,355
Amortization of intangibles assets	526	741	741

Operating income	21,577	33,964	32,237
Non-operating income (expense)
Interest income, net	993	1,394	1,597
Foreign exchange gain (loss), net	701	(933)	(749)
Gain (loss) on equity-method investment	—	(205)	(98)
Others, net	32	42	55

Subtotal	1,726	298	805

Income before income tax	23,303	34,262	33,042
Income tax expense	5,709	3,534	3,858

Net income	17,594	30,728	29,184

Earnings per basic ADS	$0.49	$0.85	$0.81
Earnings per diluted ADS	$0.49	$0.85	$0.81
Margin Analysis:
Gross margin	46.0%	47.5%	50.9%
Operating margin	17.0%	24.6%	23.3%
Net margin	13.8%	22.3%	21.1%
Additional Data:
Weighted avg. ADS equivalents[2]	35,766	36,113	36,136
Diluted ADS equivalents	35,828	36,151	36,171

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2017 ($)	Jun. 30, 2018 ($)	Sep. 30, 2018 ($)
Gross profit (GAAP)	58,470	65,581	70,574
Gross margin (GAAP)	46.0%	47.5%	50.9%
Stock-based compensation expense (A)	58	5	80
Gross profit (non-GAAP)	58,528	65,586	70,654
Gross margin (non-GAAP)	46.0%	47.5%	51.0%
Operating expenses (GAAP)	36,893	31,617	38,337
Stock-based compensation expense (A)	(3,263)	(712)	(4,468)
Amortization of intangible assets	(526)	(741)	(741)
Litigation expense	—	(8)	(8)
Operating expenses (non-GAAP)	33,104	30,156	33,121
Operating profit (GAAP)	21,577	33,964	32,237
Operating margin (GAAP)	17.0%	24.6%	23.3%
Total adjustments to operating profit	3,847	1,466	5,297
Operating profit (non-GAAP)	25,424	35,430	37,534
Operating margin (non-GAAP)	20.0%	25.7%	27.1%
Non-operating income (expense) (GAAP)	1,726	298	805
Foreign exchange loss (gain), net	(701)	933	749
Loss (gain) on equity-method investment	—	205	98
Non-operating income (expense) (non-GAAP)	1,025	1,436	1,652
Net income (GAAP)	17,594	30,728	29,184
Total pre-tax impact of non-GAAP adjustments	3,146	2,604	6,144
Income tax impact of non-GAAP adjustments	(393)	(138)	(825)
Net income (non-GAAP)	20,347	33,194	34,503
Earnings per diluted ADS (GAAP)	$0.49	$0.85	$0.81
Earnings per diluted ADS (non-GAAP)	$0.57	$0.92	$0.95
Shares used in computing earnings per diluted ADS (GAAP)	35,828	36,151	36,171
Non-GAAP Adjustments	129	38	147
Shares used in computing earnings per diluted ADS (non-GAAP)	35,957	36,189	36,318
(A)Excludes stock-based compensation as follows:
Cost of Sales	58	5	80
Research & development	1,960	227	2,804
Sales & marketing	767	433	897
General & administrative	536	52	767

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2017 ($)	Sep. 30,2018 ($)
Net Sales	387,239	406,962
Cost of sales	199,332	208,252

Gross profit	187,907	198,710
Operating expenses
Research & development	74,107	71,353
Sales & marketing	18,504	21,845
General & administrative	11,887	12,236
Amortization of intangibles assets	1,577	2,223

Operating income	81,832	91,053
Non-operating expense (income)
Interest income, net	2,710	4,205
Foreign exchange gain (loss), net	289	(606)
Gain (loss) on equity-method investment	—	(303)
Others, net	14	154

Subtotal	3,013	3,450

Income before income tax	84,845	94,503
Income tax expense	19,707	11,531

Net income	65,138	82,972

Earnings per basic ADS	$1.83	$2.30

Earnings per diluted ADS	$1.82	$2.30

Margin Analysis:
Gross margin	48.5%	48.8%
Operating margin	21.1%	22.4%
Net margin	16.8%	20.4%
Additional Data:
Weighted avg. ADS equivalents	35,651	36,050
Diluted ADS equivalents	35,867	36,147

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2017 ($)	Sep. 30, 2018 ($)
Gross profit (GAAP)	187,907	198,710
Gross margin (GAAP)	48.5%	48.8%
Stock-based compensation expense(A)	127	144
Gross profit (non-GAAP)	188,034	198,854
Gross margin (non-GAAP)	48.6%	48.9%
Operating expenses (GAAP)	106,075	107,657
Stock-based compensation expense (A)	(7,313)	(8,256)
Amortization of intangible assets	(1,577)	(2,223)
Litigation expense	—	(29)
Operating expenses (non-GAAP)	97,185	97,149
Operating profit (GAAP)	81,832	91,053
Operating margin (GAAP)	21.1%	22.4%
Total adjustments to operating profit	9,017	10,652
Operating profit (non-GAAP)	90,849	101,705
Operating margin (non-GAAP)	23.5%	25.0%
Non-operating income (expense) (GAAP)	3,013	3,450
Foreign exchange loss (gain), net	(289)	606
Loss (gain) on equity-method investment	—	303
Non-operating income (expense) (non-GAAP)	2,724	4,359
Net income (GAAP)	65,138	82,972
Total pre-tax impact of non-GAAP adjustments	8,728	11,561
Income tax impact of non-GAAP adjustments	(986)	(1,207)
Net income (non-GAAP)	72,880	93,326
Earnings per diluted ADS (GAAP)	$1.82	$2.30
Earnings per diluted ADS (non-GAAP)	$2.03	$2.58
Shares used in computing earnings per diluted ADS (GAAP)	35,867	36,147

	For the Nine Months Ended
	Sep. 30, 2017 ($)	Sep. 30, 2018 ($)
Non-GAAP Adjustments	86	80
Shares used in computing earnings per diluted ADS (non-GAAP)	35,953	36,227
(A)Excludes stock-based compensation as follows:
Cost of Sales	127	144
Research & development	4,125	4,898
Sales & marketing	1,972	1,988
General & administrative	1,216	1,370

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2017 ($)	Jun. 30, 2018 ($)	Sep. 30, 2018 ($)
Cash and cash equivalents	327,811	356,200	303,329
Short-term investments	4,984	7,961	4,919
Accounts receivable (net)	68,652	78,657	84,273
Inventories	78,594	93,716	91,117
Refundable deposits – current	19,542	19,337	19,341
Prepaid expenses and other current assets	11,204	7,687	7,588

Total current assets	510,787	563,558	510,567
Long-term investments	120	4,510	4,412
Property and equipment (net)	48,552	51,638	110,953
Goodwill and intangible assets (net)	77,691	64,904	64,163
Other assets	5,914	6,995	7,023

Total assets	643,064	691,605	697,118

Accounts payable	36,518	41,975	30,986
Loans	—	12,000	3,900
Income tax payable	22,360	6,736	6,808
Accrued expenses and other current liabilities	44,637	53,160	44,728

Total current liabilities	103,515	113,871	86,422
Other liabilities	22,313	27,307	27,635

Total liabilities	125,828	141,178	114,057
Shareholders’ equity	517,236	550,427	583,061

Total liabilities & shareholders’ equity	643,064	691,605	697,118

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMCs+UFS, which are found in smartphones, PCs, commercial and industrial applications. We ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers, and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected fourth quarter of 2018 and full year 2018 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter of 2018 and full year 2018. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’

products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2018. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com